Exhibit 99.1

GFL Environmental Announces Closing of WCA Waste Corporation Acquisition and US$600 Million Private Placement of Perpetual Convertible Preferred Shares

VAUGHAN, CANADA, October 1, 2020 – GFL Environmental Inc. ("GFL" or the "Company") (NYSE and TSX: GFL) announced today the successful closing of the acquisition of WCA Waste Corporation. The purchase price for the acquisition was partly funded with the net proceeds from the previously announced private placement (the "Private Placement") of US$600 million of perpetual convertible preferred shares (the "Preferred Shares") to funds managed by HPS Investment Partners, LLC ("HPS"), which also closed today.

Patrick Dovigi, the Founder and Chief Executive Officer of GFL, said, “This transaction represents an exciting time for our employees, customers, shareholders and other stakeholders. As a result of the closing today of the WCA acquisition, we now operate in nine provinces across Canada and 27 states in the United States. After more than a year of working on this transaction, we are ready to implement our integration plans and focus on growing the business.” Mr. Dovigi continued, “I also want to acknowledge the significant investment today by HPS, a long standing partner of GFL that continues to support our strategy of pursuing strategic and accretive acquisitions to create long-term shareholder value.”

Pursuant to the terms of the Private Placement, HPS has subscribed for 28,571,428 Preferred Shares for gross proceeds of US$600 million. The Preferred Shares are initially convertible into 23,809,524 subordinate voting shares of the Company (the "Subordinate Voting Shares"), representing approximately 6.8% of the issued and outstanding Subordinate Voting Shares and 5.2% of the outstanding voting rights attached to the Company's shares and based on a conversion price of US$25.20 per share. The conversion price represents a premium of approximately 20% to the current market price. The holders of the Preferred Shares will be entitled to vote on an as-converted basis for all matters on which holders of Subordinate Voting Shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of Subordinate Voting Shares and multiple voting shares as a single class. The liquidation preference of the Preferred Shares will accrete at a rate of 7% per annum, compounded quarterly. From and after the fourth anniversary of the closing, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or Subordinate Voting Shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter will be 6% per annum. The Preferred Shares are subject to transfer restrictions, but can be converted into Subordinate Voting Shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances. On closing of the offering, HPS appointed an observer to the board of directors of the Company. GFL received all applicable regulatory and corporate approvals for the Private Placement, including approval from shareholders holding more than fifty percent of the outstanding voting shares.

About GFL Environmental

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households. For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

About HPS Investment Partners

HPS Investment Partners is a leading global investment firm that seeks to provide creative capital solutions and generate attractive risk-adjusted returns for our clients. We manage various strategies across the capital structure that include syndicated leveraged loans and high yield bonds to privately negotiated senior secured debt and mezzanine investments, asset-based leasing and private equity. The scale and breadth of our platform offers the flexibility to invest in companies large and small, through standard or customized solutions. At our core, we share a common thread of intellectual rigor and discipline that enables us to create value for our clients, who have entrusted us with approximately $62 billion of assets under management as of July 2020. For more information, please visit www.hpspartners.com.

Forward-Looking Statements

This release includes certain "forward-looking statements". In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Investor contact:

Patrick Dovigi

Founder and CEO

905-326-0101

pdovigi@gflenv.com

Media contact:

Dan Gagnier / Jeffrey Mathews

Gagnier Communications

646-569-5897